                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2006

 BARAK I.T.C. (1995) - THE INTERNATIONAL TELECOMMUNICATIONS SERVICES CORP. LTD.
            --------------------------------------------------------
                 (Translation of registrant's name into English)

                 15 Hamelacha Street, Rosh Ha'ayin 48091, Israel
            --------------------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [_]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              BARAK I.T.C. LTD.

                                              By: /s/ Eyal Vardi
                                              --------------------------------
                                              Eyal Vardi
                                              CFO

Date:  August 21, 2006

                       CONDENSED STATEMENTS OF OPERATIONS

                                                          FOR THE THREE    FOR THE THREE
                                                           MONTHS ENDED    MONTHS ENDED
                                                          JUNE 30, 2006    JUNE 30, 2005

                                                           (UNAUDITED)      (UNAUDITED)

                                                             REPORTED        REPORTED
                                                             AMOUNTS          AMOUNTS
                                                          (IN MILLIONS)    (IN MILLIONS)
                                                          -------------    -------------

REVENUES                                                       188.0          159.3

EXPENSES                                                       153.2          138.6

OPERATING PROFIT BEFORE FINANCIAL RESTRUCTURING COSTS           34.8           20.7

FINANCIAL RESTRUCTURING COSTS                                      -            1.7

OPERATING PROFIT                                                34.8           19.0

FINANCIAL INCOMES (EXPENSES), NET                               26.1          (53.8)

NET PROFIT (LOSS) FOR THE PERIOD                                60.9          (34.8)

EBITDA                                                          44.5           27.8

                      CONDENSED STATEMENT OF BALANCE SHEET

                           JUNE 30,2006   DECEMBER 31,2005

                            (UNAUDITED)      (AUDITED)

                             REPORTED        REPORTED
                              AMOUNTS         AMOUNTS
                           (IN MILLIONS)   (IN MILLIONS)
                               -----           -----

CASH                            33.2            51.8
OTHER CURRENT ASSETS           153.9           147.4
OTHER ASSETS, NET              215.8           202.9
                               -----           -----
TOTAL ASSETS                   402.9           402.1

CURRENT LIABILITIES            303.6           361.8
LONG TERM LIABILITIES          420.1           442.7
SHAREHOLDERS' EQUITY          (320.8)         (402.4)
                               -----           -----
                               402.9           402.1

                        CONDENSED STATEMENT OF CASH FLOWS

                                             FOR THE THREE        FOR THE THREE
                                              MONTHS ENDED         MONTHS ENDED
                                             JUNE 30, 2006        JUNE 30, 2005

                                              (UNAUDITED)          (UNAUDITED)

                                               REPORTED             REPORTED
                                               AMOUNTS              AMOUNTS
                                             (IN MILLIONS)       (IN MILLIONS)
                                                 ----                ----

CASH FLOWS FROM OPERATING ACTIVITIES             26.9                35.2
CASH FLOWS USED IN INVESTING ACTIVITIES          (8.0)               (4.4)
CASH FLOWS FROM FINANCING ACTIVITIES            (24.0)              (23.4)
BALANCE OF CASH AT BEGINNING OF PERIOD           38.3                88.0
                                                 ----                ----
BALANCE OF CASH AT END OF PERIOD                 33.2                95.4